Exhibit 99.1

Condensed interim consolidated financial statements of

Western Wind Energy Corp.

March 31, 2011
(Unaudited)

Western Wind Energy Corp.
March 31, 2011

Table of contents

Condensed interim consolidated balance sheets	1

Condensed interim consolidated statements of operations	2

Condensed interim consolidated statements of cash flows	3

Condensed interim consolidated statements of shareholders’ equity and comprehensive income (loss)	4

Notes to the condensed interim consolidated financial statements	5-34

Western Wind Energy Corp.
Condensed interim consolidated balance sheets
As at March 31, 2011 and December 31, 2010
(Expressed in U.S. dollars)
(Unaudited)

	March 31,	December 31,
	2011	2010
	$	$
		(See Note 20)

Assets
Current assets
Cash	1,156,085	1,119,366
Accounts receivable (net of allowance for doubtful accounts)	281,270	213,469
Refundable tax credits	206,929	234,873
Prepaid expenses and deposits	1,286,059	1,393,764
	2,930,343	2,961,472

Restricted cash (Note 3)	120,274,241	127,128,155
Deposits (Note 4)	75,139,660	82,312,489
Power project development and construction costs (Note 5)	40,940,917	12,265,529
Property and equipment (Note 6)	17,449,740	17,646,346
Goodwill and intangible assets (Note 7)	3,898,342	3,900,999
Deferred income tax assets	8,967,137	8,558,597
	269,600,380	254,773,587

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing operations	13,098,053	8,784,073
Discontinued operations	260,074	260,074
Accrued interest liabilities	2,284,783	1,065,657
Loans payable, current (Note 8)	13,894,537	14,860,150
	29,537,447	24,969,954

Loans payable, non-current (Note 8)	202,328,764	193,125,887
Interest rate swap contract (Note 9)	418,745	476,141
Asset retirement obligation	80,752	79,050
Warrants (Note 12)	5,171,289	6,424,087
	237,536,997	225,075,119

Shareholders' equity
Share capital (Note 11)	50,463,149	47,957,243
Additional paid in capital	11,409,001	11,000,751
	61,872,150	58,957,994

Accumulated other comprehensive loss	(1,162,517)	(1,011,374)
Accumulated deficit	(28,646,250)	(28,248,152)
	(29,808,767)	(29,259,526)
	32,063,383	29,698,468
	269,600,380	254,773,587

Commitments (Note 14)
Contingencies (Note 15)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Condensed interim consolidated statements of operations
Three months ended March 31,
(Expressed in U.S. dollars, except share amounts)
(Unaudited)

	2011	2010
	$	$
		(See Note 20)

Revenue
Energy sales	511,350	491,140

Expenses
Cost of sales (i)	370,592	368,175
General and administration (i)	954,868	621,530
Project development (i)	486,571	440,818
Amortization	235,402	232,819
Asset retirement obligation accretion	1,702	1,702
Interest on loans payable	104,386	1,321
Foreign exchange (gain) loss	(357)	8,865
	2,153,164	1,675,230

Operating loss	(1,641,814)	(1,184,090)
Interest income	4,711	430
Gain on sale of assets	-	22,418
Mark to market gain (loss) on Canadian dollar warrants (Note 12)	834,472	-

Loss before income taxes	(802,631)	(1,161,242)
Income tax recovery (Note 10)	404,533	123,716
Net loss	(398,098)	(1,037,526)

Income/(loss) per share - basic and diluted (Note 12) Net loss	(0.01)	(0.02)

Weighted average number of common shares outstanding - basic and dilutive	51,664,697	48,363,733

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $404,190 (2010 - $173,929) (Note 11 (b)).

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Condensed interim consolidated statements of cash flows
Three months ended March 31,
(Expressed in U.S. dollars)
(Unaudited)

	2011	2010
	$	$
		(See Note 20)

Operating activities
Net loss	(398,098)	(1,037,526)
Items not involving cash
Amortization	235,402	232,819
Asset retirement obligation accretion	1,702	1,702
Deferred taxes	(409,163)	(125,500)
Stock-based compensation expense	404,190	173,929
Unrealized foreign exchange gain	-	(15,731)
Gain on sale of assets	-	(22,418)
Mark to market gain (loss) on Canadian dollar warrants	(834,472)	-
	(1,000,439)	(792,725)

Change in working capital
Accounts receivable	(67,782)	(197,318)
Refundable tax credits	27,944	65,492
Prepaid expenses and deposits	115,428	(180,189)
Accounts payable and accrued liabilities	4,877,894	(137,540)
Accrued interest liabilities	1,198,183	-
	5,151,228	(1,242,280)

Investing activities
Restricted cash	6,858,828	(2,403,046)
Property and equipment deposits	(1,640,850)	(101,550)
Power project development and construction costs	(15,143,435)	(510,670)
Purchase of property and equipment	(64,235)	(853,510)
	(9,989,692)	(3,868,776)

Financing activities
Shares and warrants issued for cash, net of issuance costs	1,682,284	1,279,746
Share subscriptions received	-	333,054
Loans payable	3,175,814	2,265,048
	4,858,098	3,877,848

Effect of exchange rate changes	17,085	-

Net increase (decrease) in cash	36,719	(1,233,208)
Cash position, beginning of period	1,119,366	1,799,208
Cash position, end of period	1,156,085	566,000

Supplemental cash flow information
Interest paid in cash	1,853	3,698
Interest income received	2,782	-

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income (loss) and warrants
Three months ended March 31, 2011 and year ended December 31, 2010
(Expressed in U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
		Common shares	Additional	comprehensive		Comprehensive	shareholders'		Warrants
	Number	Amount	paid in capital	income (loss)	Deficit	income (loss)	equity	Number	Amount
		$	$	$	$		$		$

Balance at December 31, 2009	47,542,397	40,927,945	5,717,925	271,816	(28,816,935)		18,100,751	7,266,732	5,647,611
Net income for the period	-	-	-	-	1,987,516	1,987,516	1,987,516	-	-
Change in fair value of interest rate swap	-	-	-	(476,141)	-	(476,141)	(476,141)	-	-
Currency translation adjustment - current period consolidation (c)	-	-	-	(675,395)	-	(675,395)	(675,395)	-	-
Change in fair value of Canadian dollar warrants	-	-	-	(131,654)	(1,418,733)	(1,550,387)	(1,550,387)	-	2,104,080
Comprehensive income (loss)						(714,407)

Cash transactions
Private placement of 2,593,300 shares at $1.10 per unit, net of issuance costs of C$342,532	2,593,300	1,754,998	-	-	-	-	1,754,998	1,296,650	660,918
Broker warrants issued (a)	-	-	-	-	-	-	-	181,531	99,194
Private placement of 2,300,000 shares at $1.00 per unit, net of issuance costs and broker warrants of C$170,560	2,300,000	1,518,458	-	-	-	-	1,518,458	1,150,000	585,629
Broker warrants issued (b)	-	-	-	-	-	-	-	81,513	59,214
Exercise of warrants at $0.65 per share	200,000	195,514	-	-	-	-	195,514	(200,000)	(87,270)
Exercise of warrants at $1.00 per share	1,410,284	1,788,418	-	-	-	-	1,788,418	(1,410,284)	(385,027)
Exercise of options at $1.23 per share	300,000	603,909	(225,821)	-	-	-	378,088	-	-
Exercise of options at $1.43 per share	100,000	261,525	(106,354)	-	-	-	155,171	-	-
	6,903,584	6,122,822	(332,175)	(1,011,374)	568,783	-	5,790,647	1,099,410	932,658

Non-cash transactions
Bonus shares and warrants issued for financing	816,005	906,476	-	-	-	-	906,476	3,000,000	2,061,219
Expiry of warrants	-	-	4,512,785	-	-	-	4,512,785	(3,600,007)	(4,512,785)
Warrants issued	-	-	-	-	-	-	-	328,752	191,304
Stock-based compensation	-	-	1,102,216	-	-	-	1,102,216	-	-
Balance at December 31, 2010 (Note 20)	55,261,986	47,957,243	11,000,751	(1,011,374)	(28,248,152)	-	29,698,468	8,094,887	6,424,087
Net loss for the period	-	-	-	-	(398,098)	(398,098)	(398,098)	-	-
Change in fair value of interest rate swap	-	-	-	57,396	-	57,396	57,396	-	-
Currency translation adjustment - current period consolidation (c)	-	-	-	(114,477)	-	(114,477)	(114,477)	-	-
Change in fair value of Canadian dollar warrants	-	-	-	(94,062)	-	(94,062)	(94,062)	-	(1,081,852)
Comprehensive loss						(549,241)

Cash transactions
Subscription receivable	-	-	63,291	-	-	-	63,291	-	-
Exercise of warrants at $0.65 per share	291,099	424,826	-	-	-	-	424,826	(291,099)	(235,612)
Exercise of warrants at $1.00 per share	363,810	559,404	-	-	-	-	559,404	(363,810)	(195,594)
Exercise of warrant at $1.15 per share	196,121	345,442	-	-	-	-	345,442	(196,121)	(119,903)
Exercise of warrants at $1.50 per share	514,400	1,048,173	-	-	-	-	1,048,173	(514,400)	(276,573)
Exercise of options at $1.09 per share	62,364	128,061	(59,231)	-	-	-	68,830	-	-
	1,427,794	2,505,906	4,060	(1,162,517)	(398,098)	-	2,509,966	(1,365,430)	(827,682)

Non-cash transactions
Warrants issued	-	-	-	-	-	-	-	1,145,549	656,736
Stock-based compensation	-	-	404,190	-	-	-	404,190	-	-
Balance at March 31, 2011	56,689,780	50,463,149	11,409,001	(1,162,517)	(28,646,250)	-	32,063,383	7,875,006	5,171,289

(a)	Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of C$1.15 per agent's unit until July 19, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 12).
(b)	Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of C$1.00 per agent's unit until November 30, 2012 or December 17, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 12).
(c)	See Note 20.

See accompanying notes to the interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico. The Company holds these wind and solar farm properties in the United States through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), AERO Energy, LLC (“AERO”), Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), Windstar Energy LLC (“Windstar Energy”), Kingman Energy Corp. (“Kingman”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated wholly-owned subsidiaries, Western Solargenics, Inc. (“Solar”) and Solargenics Ottawa I Inc. (“Ottawa 1”) to develop solar energy projects in Ontario, Canada. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

2.	Significant accounting policies

(a)	Basis of accounting

The condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim reporting periods on a basis consistent with those, following reconciliation, used and described in the annual financial statements for the year ended December 31, 2010. The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These condensed interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2010 which were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 24.

All amounts included in these interim consolidated financial statements are expressed in U.S. dollars unless otherwise noted.

(b)	Foreign currency translation

(i)	Change in functional currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar and its 10.5 MW Kingman projects. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries operate changed. As a result of this financing, almost all of its debt as well as all the Company’s revenue will be denominated in United States dollars. This change in functional currency for the Company’s subsidiaries from Canadian dollars to US dollars has been accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. There has been no change in the reporting currency as at December 31, 2010. There has been no change in the amounts reported for 2010, compared to amounts that would have been reported if there had been no change.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(b)	Foreign currency translation (continued)

(ii)	Change in reporting currency

Effective January 1, 2011, the Company’s reporting currency was changed to the United States dollar. The change in reporting currency has been accounted for retroactively (see Note 20 for further details).

(iii)	Parent company translation

The parent company’s functional and local currency is the Canadian dollar, the operations of the parent will be translated into United States dollar at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

(c)	Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment and amortization of long-lived assets, asset retirement obligation, deferred income taxes, stock-based compensation, warrants and allocation of expenses within the consolidated statements of operations.

(e)	Cash

Cash consists of cash on deposit with banks.

(f)	Accounts receivable

Accounts receivable are recorded at amortized cost less any allowance for doubtful accounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(g)	Restricted cash

Restricted cash includes cash balances held by subsidiaries of the Company for which the use of funds, as required by financing arrangements, is restricted to meet specific project obligations and debt service requirements of those specific subsidiaries. Restricted cash also includes term deposits that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the use of funds is restricted to certain project costs or cannot be accessed until the expiry of the letters of credit.

(h)	Power project development and construction costs

Power project development and construction costs includes costs incurred to secure property rights, assess the feasibility of the wind or solar farm sites and construction and finance costs prior to project completion. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the project once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to complete construction of the project, meet its obligations under various agreements and complete future operations or dispositions. As at March 31, 2011, the Company has not commenced commercial operations for the projects recorded under this caption.

(i)	Property and equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities. All property, plant and equipment are classified as assets held for use as at March 31, 2011.

Amortization is on a straight line basis and the rates are as follows:

Wind turbines and towers	9 to 14 years
Other generating facilities	14 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(j)	Goodwill and intangible assets

The Company has recorded goodwill and intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually or when events or circumstances change. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss.

Intangible assets include amounts allocated to power purchase agreements and to the land right-of-way for producing wind and solar farms and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Power purchase agreement	4 years

(k)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived assets’ carrying amount exceeds its fair value.

(l)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at March 31, 2011, the Company had an asset retirement obligation with respect to a land right-of-way that is owned by Mesa Wind.

(m)	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract with Keybank to manage its exposure to fluctuations in interest rates on its floating rate credit facility (Note 9). The interest rate swap contract is a derivative financial instrument designated as a cash flow hedge and changes in its estimated fair value are recognized in accumulated other comprehensive loss (Note 17).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(n)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of March 31, 2011. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits.

(o)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

(p)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

(q)	Warrants

All warrants granted are valued using the fair value method which is determined by the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and an expected life of the warrants and is expensed over the life of the warrants until such warrants are exercised.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(r)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(s)	Financial instruments

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

3.	Restricted cash

	March 31,	December 31,
	2011	2010
	$	$

Restricted term deposits	2,509,367	2,506,177
Funds from financing arrangements	117,764,874	124,621,978
Restricted cash	120,274,241	127,128,155

The Company has placed $2,400,000 (2010 - $2,400,000) to secure a letter of credit totaling $2,400,000 (2010 - $2,400,000) to Southern California Edison (“SCE”) as required by the power purchase agreement (“PPA”) with AERO. The $2,400,000 will be forfeited as liquidated damages to SCE if initial operation of the Windstar project does not occur by December 31, 2011. C$100,000 (2010 - C$100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

On December 9, 2010, the Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 8). On December 15, 2010, pursuant to this agreement $178,520,000 was drawn from the lenders, $2,981,795 of cash equity was provided by the Company. A further equity contribution was made in February 2011 of $600,000. $64,458,599 was paid for project costs leaving a balance of $117,643,196 in a restricted escrow construction account to be used solely for costs related to the Windstar project (Note 8 (a)).

In February 2011, $121,678 was refunded to the Company by Mohave County for permits related to the Kingman project. These funds are in the restricted escrow account in Keybank to be used solely for costs related to the Kingman project.

4.	Deposits

			March 31, 2011
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

RMT	14,335,141	(9,106,172)	5,228,969
Gamesa	66,584,631	-	66,584,631
American Capital Energy Inc.	1,109,500	-	1,109,500
Other	1,898,664	317,896	2,216,560
	83,927,936	(8,788,276)	75,139,660

		December 31, 2010
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

RMT	14,322,251	(431,478)	13,890,773
Gamesa	66,524,759	-	66,524,759
Other	1,896,957	-	1,896,957
	82,743,966	(431,478)	82,312,489

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

4.	Deposits (continued)

In the fourth quarter of 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. for a total of $53 million. Pursuant to these agreements, RMT will provide full design, engineering, procurement, construction, and testing for the Windstar and Kingman projects. This would include all engineering, materials, equipment, tools, labor and supervision required to complete those projects. RMT will also perform testing and quality control check on all aspects of the project and supply all other designs, tools, equipment, supplies, parts, consumables and labor required to design and build a fully functioning project (Note 14 (i)).

In December 2010, the Company entered into two Turbine Supply Agreements (“TSA’s”) with Gamesa for 60 wind turbines for the Windstar project and 5 for the Kingman project for a total contract price of $167 million (Note 14 (h)).

On January 31, 2011, the Company entered into a $1.9 million Photovoltaic system engineering, procurement and construction agreement with American Capital Energy, Inc. (“ACE”) related to the Kingman project. The Company shall pay for system and services as they are provided in accordance with the agreement.

5.	Power project development and construction costs

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

January 1, 2011	10,339,885	470,310	1,021,076	434,258	12,265,529
Additions	23,217,582	53,288	5,290,400	114,118	28,675,388
December 31, 2011	33,557,467	523,598	6,311,476	548,376	40,940,917

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

January 1, 2010	2,381,134	312,993	91,982	-	2,786,109
Additions	7,958,751	157,317	929,094	434,258	9,479,420
December 31, 2010	10,339,885	470,310	1,021,076	434,258	12,265,529

Included in construction in progress for Windstar and Kingman are $4,738,706 (2010 - $717,530) in interest costs.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

6.	Property and equipment

			March 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,620,546	-	9,620,546
Wind turbines and towers	12,586,682	(6,132,679)	6,454,003
Other generating facilities	2,405,300	(1,361,417)	1,043,883
Meteorological towers	347,730	(255,549)	92,181
Furniture and equipment	229,204	(128,098)	101,106
Assets under capital leases (Note 8 (e))	412,103	(274,082)	138,021
	25,601,565	(8,151,825)	17,449,740

		December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,644,578	-	9,644,578
Wind turbines and towers	12,586,682	(5,951,233)	6,635,449
Other generating facilities	2,405,300	(1,351,552)	1,053,749
Meteorological towers	347,730	(245,789)	101,941
Furniture and equipment	169,133	(110,871)	58,262
Assets under capital leases (Note 8 (e))	412,103	(259,735)	152,368
	25,565,526	(7,919,180)	17,646,346

The unrealized foreign exchange translation loss in property and equipment for the three months ended March 31, 2011 was $2,368. Total amortization for the three months ended March 31, 2011 was $232,745 (2010 - $228,069).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

7.	Goodwill and intangible assets

			March 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,694,998	-	3,694,998
Power purchase agreement	64,592	(51,983)	12,609
Land right-of-way	368,827	(178,092)	190,735
	4,128,417	(230,075)	3,898,342

			December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,694,998	-	3,694,998
Power purchase agreement	64,592	(51,122)	13,470
Land right-of-way	368,827	(176,296)	192,531
	4,128,417	(227,418)	3,900,999

Total amortization for the three months ended March 31, 2011 was $2,657 (2010 - $4,750).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

8.	Loans payable

	March 31,	December 31,
	2011	2010
	$	$

Windstar Senior secured notes (a)	173,804,511	172,165,925
Windstar bridge financing (b)	21,446,081	18,664,789
Corporate bridge financing (c)	13,551,866	12,748,636
Kingman credit agreement (d)	7,139,383	4,294,886
Crane financing contract (e)	99,739	111,801
RMT loan agreement (f)	181,721	-
	216,223,301	207,986,037
Less: Current	13,894,537	14,860,150
Loans payable, non-current	202,328,764	193,125,887

(a)	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of March 31, 2011, Series A and Series B notes were issued for a total of $178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date. $6,645,380 in finance fees (including warrants valued at $647,483) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at March 31, 2011, $1,929,891 of the finance fees has been amortized and capitalized under construction in progress.

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account (Note 3). On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

8.	Loans payable (continued)

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at March 31, 2011, Rabobank had funded $26,147,570. $6,625,650 in finance fees (including warrants valued at $2,061,219) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly. As at March 31, 2011, $1,924,161 of the finance fees has been amortized and capitalized under construction in progress.

The proceeds of the letter of credit are to be used to pay specified project costs incurred by Windstar Energy.

The borrowers have the option to make prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement and Intercreditor Agreement. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

(c)	Corporate bridge financing

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are due on January 15, 2011. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011. The $2,210,000 loan, originally the $2,000,000 plus interest, bears interest at 10% per annum and the $552,358 loan, originally the $500,000 plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively. $6,483 in finance fees directly related to the bridge financing as well as the bonuses have been netted against the loan and will be amortized over the life of the loan. As at March 31, 2011, $123,051 of the finance fees has been amortized and capitalized under construction in progress.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property. $689,111 in finance fees (including bonus shares and finders warrants valued at $500,000 and $94,000, respectively) directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at March 31, 2011, $492,761 of the finance fees has been amortized and capitalized under construction in progress.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

8.	Loans payable (continued)

(c)	Corporate bridge financing (continued)

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property. $900,000 in bonus interest was paid to one of the institutional lenders and $4,631 in finance fees were paid directly related to the financing. These payments have been netted against the loan and will be amortized over the life of the loan. As at March 31, 2011, $270,165 of the finance fees has been amortized and capitalized under construction in progress. Another $1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011 of which $309,589 has been accrued at March 31, 2011.

(d)	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. $2,330,470 in finance fees directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at March 31, 2011, $1,049,761 of the finance fees has been amortized and capitalized under construction in progress.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011.

The funds from the loans are held in a restricted escrow construction account. On a monthly basis, the Company applies for funds to be released from the escrow account to pay for specified construction costs.

The loans are secured by a first lien on all of the assets of Kingman.

In connection to the Term loan, the Company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum and will commence on term conversion date (Note 9).

(e)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $99,739 at March 31, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

8.	Loans payable (continued)

(f)	Loan agreement with RMT

The Company entered into a loan agreement with RMT for $4,400,000. The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of the Company. As at March 31, 2010, the Company has drawn $181,721 on this loan.

(g)	Loan payable

Principal payments due in the next five years are as follows:

$
2011	13,894,537
2012	29,170,670
2013	7,502,948
2014	7,125,415
2015	7,212,040
Thereafter	151,317,691
216,223,301

9.	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract that provides for quarterly settlements from July 18, 2011 to July 18, 2018. Pursuant to the interest rate swap agreement, the Company will receive interest on a notional amount at USD LIBOR from the counterparty and will pay interest on a notional amount at an interest rate of 3.525%. The notional amount is $16,000,000 and is reduced in amounts based on the scheduled principal repayments on the $16,000,000 Keybank floating rate term loan over the life of the interest rate swap. The Company and the counterparty net settle the amount owing on a quarterly basis commencing December 30, 2011.

On December 21, 2010, the Company designated the interest rate swap as an accounting cash flow hedge of the interest rate exposure on the Keybank floating rate term loan for the period from July 18, 2011 to July 18, 2018. While the fair value of the interest rate swap contract continues to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contract is recorded from December 21, 2010 onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net earnings/(loss). The change in the fair value of the ineffective portion of the interest rate swap contract is recorded in net earnings/(loss). See also Note 17 (d).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

10.	Income taxes

	Three month period ended March 31,
	2011	2010
	$	$
Income taxes (recovery)
Current	4,630	-
Deferred	(409,163)	(123,716)
	(404,533)	(123,716)

11.	Share capital

(a)	As at March 31, 2011 and December 31, 2010, the Company had 56,689,780 and 55,261,986 common shares issued and outstanding, respectively.

(b)	750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2009, 75,002 shares were released and then a further 75,001 shares were released on both June 4, 2010 and December 4, 2010, leaving a balance of 449,994 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(c)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,908,756 common shares representing 20% of the issued and outstanding shares as at the June 18, 2010 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest 18 months from the date of grant and expire ten years from the date of grant.

The Company recorded $404,190 of stock-based compensation expense during the three months ended March 31, 2011 (three months ended March 31, 2010 - $173,929).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

11.	Share capital (continued)

(c)	(continued)

A summary of stock option information as at March 31, 2011 is as follows:

		Weighted
		average
	Number of	exercise
	Shares	price
		C$

Options outstanding at December 31, 2009	4,400,000	1.36
Granted	3,400,000	1.13
Exercised	(400,000)	1.28
Options outstanding at December 31, 2010	7,400,000	1.26
Granted	-	-
Exercised	(62,364)	1.09
Options outstanding at March 31, 2011	7,337,636	1.26

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining	Number of	Weighted
	Number of	average	contractual	exercisable	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
C$		C$			C$

1.09 - 1.32	4,087,636	1.14	3.99	1,887,000	1.19
1.33 - 1.54	3,250,000	1.41	2.43	3,100,000	1.40
	7,337,636	1.26	3.30	4,987,000	1.32

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

12.	Warrants

Share purchase warrants outstanding as at March 31, 2011:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			C$

1,000,000	(viii)	760,863	1.00	January 31, 2013
692,759	(vii)	441,927	1.25	December 17, 2012
17,500	(vii)	13,083	1.00	December 17, 2012
3,000,000	(vi)	2,235,631	1.00	December 9, 2012
457,241	(v), (ix)	305,167	1.25	November 30, 2012
35,507	(v), (ix)	26,363	1.00	November 30, 2012
115,182	(iii),(iv),(ix)	71,277	1.15	July 19, 2012
782,250	(iv)	361,736	1.50	July 6, 2012
98,980	(ii)	25,844	1.82	January 15, 2012
520,001	(ix), (x)	278,102	1.00	June 5, 2011
131,537	(ix), (x)	68,441	1.00	May 12, 2011
245,549	(ix), (x)	179,117	1.00	May 11, 2011
778,500	(ix), (x)	403,738	1.00	May 5, 2011
7,875,006		5,171,289

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option once any required holding period expire. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)	On January 15, 2010, the Company entered into two corporate loan agreements totaling $2,500,000. Pursuant to the loan the Company granted 98,981 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before January 15, 2012 with an exercise price of C$1.82 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

(iii)	On June 30, 2010, the Company entered into a corporate loan agreement totaling $2,000,000. Pursuant to the loan the Company granted 129,772 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before July 19, 2012 with an exercise price of C$1.15 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

12.	Warrants (continued)

(iv)	In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of C$1.10 per Unit for total gross proceeds of C$2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively. The Company also granted 181,531 Broker’s Warrants exercisable into common shares at any time before July 19, 2011 with an exercise price of C$1.15 per share. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(v)	On November 30, 2010, the Company closed a non-brokered private placement of 914,482 units at a price of C$1.00 per unit for total gross proceeds of C$914,482. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expires on March 31, 2011. The Company also granted 64,013 Broker’s Warrants exercisable into Units at any time before November 30, 2012 with an exercise price of C$1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(vi)	On December 9, 2010, the Company issued 3,000,000 warrants to Rabobank in connection with the closing of the Windstar bridge financing (Note 8 (b)). The warrants entitle the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expires on April 10, 2011 and at any time on or prior to the close of business on December 9, 2012.

(vii)	On December 17, 2010 the Company issued to management, employees and directors, by way of non-brokered private placement, 1,135,518 Units at a price of C$1.00 per Unit for gross proceeds of C$1,135,518. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012.

On December 17, 2010, the Company closed a non-brokered private placement of 250,000 units at a price of C$1.00 per unit for total gross proceeds of C$250,000. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012. The Company also granted 17,500 Broker’s Warrants exercisable into Units at any time before December 17, 2012 with an exercise price of C$1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(viii)	On January 31, 2011, the Company issued 1,000,000 warrants to the senior lenders in connection with the closing of the Windstar financing (Note 8 (a)). The warrants entitle the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expires on June 1, 2011 and at any time on or prior to the close of business on January 31, 2013.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

12.	Warrants (continued)

(ix)	For the period ended March 31, 2011, a total of 291,099 Broker warrants were exercised at C$0.65 and one half of one share purchase warrant was issued for each broker unit exercised. The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the period ended March 31, 2011, 363,810 warrants were exercised at a price of C$1.00, 196,121 warrants were exercised at a price of C$1.15 and 514,400 warrants were exercised at a price of C$1.50.

(x)	On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of C$0.65 per Unit for gross proceeds of C$4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of C$0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of C$0.65 per Unit for gross proceeds of C$454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of C$0.89 per share for gross proceeds of C$1,354,224, 760,801 warrants with a fair value of C$346,017 and $200,000 in cash in exchange for land located in Tehachapi, California. Each warrant entitles the holder to acquire one common share of the Company at a price of C$1.00 per share at any time on or prior to the close of business on June 5, 2011.

The fair value of the Company’s warrants for the year ended December 31, 2010 and the period ended March 31, 2011 was estimated using the Black-Scholes pricing model using the following weighted average assumptions:

	March 31,	December 31,
	2011	2010

Expected life (in years)	2	2
Risk-free interest rate	1.40%	1.40%
Expected stock volatility	67%	77%
Dividend yield	0%	0%

As the Company incurred losses for the three months ended March 31, 2011 and for the three months ended March 31, 2010, the stock options and share purchase warrants as disclosed in Note 11 and in this note were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

13.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended March 31,
	2011	2010
	$	$
Directors' fees	22,819	12,965
Consulting fees	288,302	309,945
Bonuses	50,708	-
Secretarial	9,127	8,643
	370,956	331,553

(b)	As at March 31, 2011, the Company had an account receivable of $90,796 (2010 - $88,147) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)	As at March 31, 2011, the Company had an accounts receivable of $13,240 (2010 - $Nil) to an officer and director of the Company.

(d)	As at March 31, 2011, the Company advanced directors fees of $Nil (2010 - $7,493).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

14.	Commitments

		Within 1	2 to 3	4 to 5	More than
	Total	year	years	years	5 years
	$	$	$	$	$

Right of way agreement (a)	815,140	88,894	161,388	161,388	403,470
Office leases (b) (c)	134,389	134,389	-	-	-
Management contract (d)	219,000	219,000	-	-	-
Operations and maintenance agreement (e) (f)	30,882,950	189,067	1,573,883	5,280,000	23,840,000
Interconnection agreement (g)	4,500,000	2,000,000	-	-	2,500,000
Turbine supply agreement (h)	99,904,041	84,416,817	15,487,224	-	-
Engineering, procurement and construction agreement (i)	31,123,612	31,123,612	-	-	-
Land lease (j)	125,000	-	100,000	25,000	-
	167,704,132	118,171,779	17,322,495	5,466,388	26,743,470

(a)	The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

(b)	The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The total base rent is C$6,580 per month and operating costs are approximately C$5,000 per month.

(c)	The Company entered into a lease agreement for office space in Tehachapi, California that expired July 2010 and renewed the lease on August 1, 2010 to end July 31, 2011. The base rent is $1,700 per month thereafter.

(d)	The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

(e)	The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

14.	Commitments (continued)

(f)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

(g)	On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the Initial Operations Date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(h)	On November 30, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Windstar project, Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling $61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

On December 17, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of turbine generators for the project. An initial deposit of $4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

14.	Commitments (continued)

(i)	On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10,335,141 in December 2010 which has been fully utilized at March 31, 2011. The remainder of the contract price will be paid throughout the construction period.

On December 17, 2010, the Company entered into a $7.9 million engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of $4,000,000 in December 2010 which has been fully utilized at March 31, 2011. The remainder of the contract price will be paid throughout the construction period.

On January 31, 2011, the Company entered into a $1.9 million engineering, procurement and construction agreement with American Capital Energy, Inc (“ACE”) related to the installation of 500 kW-DC solar array for the Kingman project. The Company paid an initial deposit of $1,109,500 during the three months ended March 31, 2011. The remainder of the contract price will be paid throughout the construction period.

(j)	On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

15.	Contingencies

As at March 31, 2011, the Company has only four employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

16.	Economic dependence and segment reporting

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

The Company is primarily involved in the acquisition and development of wind farms in the US and has determined that its reportable segment is based on the Company’s methods of internal reporting and management structure and represents the manner in which the Company’s chief decision maker views and evaluates the Company’s business. The Company has one reportable segment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

17.	Financial instruments

(a)	Categories of financial assets and liabilities

Under US GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

  Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Warrants are classified as other liabilities and are measured at the fair value at each reporting date using the Black-Scholes pricing model.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, loans payable and warrants approximate their fair value at March 31, 2011 and December 31, 2010 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 8, are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same at March 31, 2011. Therefore, the carrying value of the loans payable reflects the amortized value.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

17.	Financial instruments (continued)

(b)	Derivative instruments and hedging activities

The Company uses an interest rate swap contract to manage its exposure to fluctuations in interest rates over the 7 year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value which was determined based on valuations obtained from the counterparty.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At March 31, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 8 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8 (h), and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 18, the Company does not have any financial covenants relating to its financial liabilities as at March 31, 2011. This risk management strategy is unchanged from the prior year.

The Company’s foreign exchange exposure is its Canadian dollar net assets which is relatively insignificant. Based upon the net assets of the Company’s self-sustaining operations as at March 31, 2011, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, there would be a $14,500 impact to accumulated other comprehensive income (“AOCI”).

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement (Note 8). This risk is partially mitigated through a seven year interest rate swap (Note 9). As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at March 31, 2011, a 100 basis point change in interest rate would have changed power project development and construction costs and accrued interest by $346,000.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $26,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

17.	Financial instruments (continued)

(d)	Fair value hierarchy

As of March 31, 2011, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	1,156,085	-	-	1,156,085
Restricted cash	120,274,241	-	-	120,274,241
Interest rate swap contract	-	(418,745)	-	(418,745)
Warrants	-	(5,171,289)	-	(5,171,289)
	121,430,326	(5,590,034)	-	115,840,292

18.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	March 31,	December 31,
	2011	2010
	$	$

Total loans payable including current portion	216,223,301	207,986,037
Shareholders’ equity	32,063,383	30,422,916
Total debt and equity	248,286,684	238,408,953

Debt to equity ratio, end of period	6.74	6.84

The Company had no financial covenants that would have required compliance as at March 31, 2011.

19.	Subsequent events

Subsequent to March 31, 2011, 715,093 options were exercised for total proceeds of $873,957 and 1,657,121 warrants were exercised for total proceeds of $1,673,175.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Reporting currency

The change in reporting currency was made to better reflect the Company’s business activities, comprising primarily the construction of the wind farms in the US and the associated US dollar denominated financings and US dollar denominated power purchase agreements. Prior to this change, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD). In making this change in reporting currency, the Company followed the recommendations of the FASB Accounting Standards Codification (ASC) 830-45.

In accordance with ASC 830-45, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars in accordance with US GAAP.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Reporting currency (continued)

Balance sheet as at December 31, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Assets
Current assets
Cash	1,120,373	(1,007)	1,119,366
Accounts receivable (net of allowance for doubtful accounts)	213,661	(192)	213,469
Refundable tax credits	235,084	(211)	234,873
Prepaid expenses and deposits	1,395,019	(1,255)	1,393,764
	2,964,137	(2,665)	2,961,472

Restricted cash	127,242,570	(114,415)	127,128,155
Deposits	82,386,570	(74,081)	82,312,489
Power project development and construction costs	12,383,514	(117,985)	12,265,529
Property and equipment	17,662,228	(15,882)	17,646,346
Goodwill and intangible assets	3,904,510	(3,511)	3,900,999
Deferred income tax assets	8,566,300	(7,703)	8,558,597
	255,109,829	(336,242)	254,773,587

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing operations	8,791,979	(7,906)	8,784,073
Discontinued operations	260,308	(234)	260,074
Accrued interest liabilities	1,066,616	(959)	1,065,657
Loans payable, current	14,873,524	(13,374)	14,860,150
	24,992,427	(22,473)	24,969,954

Loans payable, non current	193,299,700	(173,813)	193,125,887
Interest rate swap contract	476,570	(429)	476,141
Asset retirement obligation	79,121	(71)	79,050
Warrants	6,429,869	(5,782)	6,424,087
	225,277,687	(202,568)	225,075,119

Shareholders' equity
Share capital	54,568,612	(6,611,369)	47,957,243
Contributed surplus	12,074,781	(1,074,030)	11,000,751

Accumulated other comprehensive loss	(3,516,761)	2,505,387	(1,011,374)
Accumulated deficit	(33,294,490)	5,046,338	(28,248,152)
	(36,811,251)	7,551,725	(29,259,526)
	29,832,142	(133,674)	29,698,468
	255,109,829	(336,242)	254,773,587

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Reporting currency (continued)

Statement of operations for the three months ended March 31, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Revenue
Energy sales	511,424	(20,284)	491,140

Expenses
Cost of sales	383,390	(15,215)	368,175
General and administration	666,761	(45,231)	621,530
Project development	462,758	(21,940)	440,818
Amortization	242,434	(9,615)	232,819
Asset retirement obligation accretion	1,772	(70)	1,702
Interest on loan payable	1,376	(55)	1,321
Foreign exchange loss	9,232	(367)	8,865
	1,767,723	(92,493)	1,675,230

Operating loss	(1,256,299)	72,209	(1,184,090)
Interest income	448	(18)	430
Gain on sale of assets	23,344	(926)	22,418

Loss before income taxes	(1,232,507)	71,265	(1,161,242)
Income tax recovery	128,825	(5,109)	123,716
Net loss	(1,103,682)	66,156	(1,037,526)

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Reporting currency (continued)

Statement of cash flows for the three months ended March 31, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Operating activities
Net loss	(1,103,682)	66,156	(1,037,526)
Items not involving cash
Amortization	242,434	(9,615)	232,819
Asset retirement obligation accretion	1,772	(70)	1,702
Deferred income taxes recovery	(128,875)	3,375	(125,500)
Stock-based compensation expense	204,418	(30,489)	173,929
Unrealized foreign exchange gain	(9,946)	(5,785)	(15,731)
Gain on sale of assets	(23,344)	926	(22,418)
	(817,223)	24,498	(792,725)
Change in working capital
Accounts payable and accrued liabilities	(136,202)	(1,338)	(137,540)
Accounts receivable	(209,063)	11,745	(197,318)
Prepaid expenses and deposits	(188,510)	8,321	(180,189)
Refundable tax credits	69,122	(3,630)	65,492
	(1,281,876)	39,596	(1,242,280)

Investing activities
Restricted cash	(2,437,440)	34,394	(2,403,046)
Property and equipment deposits	(101,560)	10	(101,550)
Power project development and construction costs	(558,558)	47,888	(510,670)
Purchase of property and equipment	(893,224)	39,714	(853,510)
	(3,990,782)	122,006	(3,868,776)

Financing activities
Shares and warrants issued for cash, net of issuance costs	1,332,600	(52,854)	1,279,746
Share subscriptions received	338,250	(5,196)	333,054
Loans payable	2,294,436	(29,388)	2,265,048
	3,965,286	(87,438)	3,877,848

Net cash outflow	(1,307,372)	74,164	(1,233,208)
Cash position, beginning of period	1,882,152	(82,944)	1,799,208
Cash position, end of period	574,780	(8,780)	566,000

Supplemental cash flow information
Interest paid in cash	3,698	(147)	3,551
Interest income received	-	-	-